UNITEDSTATES

SECU

AN

21004829

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SEC FILE NUMBER
8-70226

PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2020 (MM/DD/YY) AND ENDING 06/30/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Plus Venture Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

578 Washington Blvd Suite 1700
(No. and Street)

Marina Del Rey	CA	90292
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adam Lilling 310-577-6700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman
(Name – *if individual, state last, first, middle name*)

529 Fifth Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adam Lilling, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Plus Venture Partners, LLC, as of June 30, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Texas

County of Harris

Signature

Chief Executive Officer

Title

Notary Public

Kristina Marie Ford
ID NUMBER
132021532
COMMISSION EXPIRES
May 21, 2023

Commission ID: 132021532
Commission Expires:05/21/2023

Notarized online using audio-video communication
Notary Public, State of Texas

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLUS VENTURE PARTNERS, LLC

June 30, 2021

Financial Statement and Report of Independent Registered Public Accounting Firm

PLUS VENTURE PARTNERS, LLC

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Plus Venture Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Plus Venture Partners, LLC as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Plus Venture Partners, LLC as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Plus Venture Partners, LLC's management. Our responsibility is to express an opinion on Plus Venture Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Plus Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Plus Venture Partners, LLC's auditor since 2019.
New York, New York
September 20, 2021

PLUS VENTURE PARTNERS, LLC
Statement of Financial Condition
June 30, 2021

Assets		
Cash	$	50,294
Fees receivable		250,000
Prepaid expenses		3,308
Total Assets	$	303,602
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	37,025
Total Liabilities		37,025
Member's Equity		266,577
Total Liabilities and Member's Equity	$	303,602

See Accompanying Notes to Financial Statement.

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Plus Venture Partners, LLC (the "Company") is a Limited Liability Company formed on September 27, 2018 in the State of Delaware. The sole member of the Company is Plus Ventures, LLC (the "Member"). Effective August 2, 2019, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

Revenue Recognition

The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606").

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

(i) Identification of the contract with the customer;
(ii) Identification of the performance obligations in the contract;
(iii) Determination of the transaction price;
(iv) Allocation of the transaction price to the performance obligations in the contract;
(v) Recognition of revenue when (or as) the performance obligation is satisfied.

1. Description of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

The Company provides advisory services in connection with the terms of its contracts with customers. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

All of the Company's 2021 revenues are from one contract.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact of the overall application of this standard.

Use of Estimates

The process of preparing a statement of financial condition in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Accordingly, upon completion, actual results may differ from estimated amounts.

2. Right of Use assets and lease liabilities

In February 2016, the FASB published Accounting Standards Update No. 2016-02, *Leases* ("ASC 842") which requires substantially all leases (with the exception of leases with a term of one year or less) to be recorded on the Statement of Financial Condition using a method referred to as the right-of-use ("ROU") asset approach. Under the new standard, the initial measurement will result in the Statement of Financial Condition recognition of a ROU asset representing a company's right to use the underlying asset for a specified period of time and a corresponding lease liability. The lease liability is recognized at the present value of the future lease payments, and the ROU asset is equal to the lease liability adjusted for any prepaid rent, lease incentives provided by the lessor, and any indirect costs. The subsequent measurement of the lease will result in the recognition of a single lease expense amount that is recorded on a straight-line basis.

As a result of a lease modification which occurred in March 2019, the Company had measured the lease liability at the present value of the unpaid lease payments, discounted using an incremental borrowing rate of 4.5% at the lease modification date.

The Company recognized the following amounts in earnings each period of the lease term:

- A single lease cost calculated so that the remaining cost of the lease is allocated over the remaining lease term on a straight-line basis. The remaining lease cost equals the total lease payments for the lease term, plus total initial direct costs incurred, less the periodic lease cost previously recognized. If an operating lease ROU asset has been impaired, for each period from the date of impairment through the end of the lease term, the single lease cost is calculated as the sum of the accretion of the lease liability and the amortization of the ROU asset.
- Any variable lease payments, in the period in which the obligation is incurred, or achievement of the target that triggers the variable payments becomes probable.
- Any impairment of the ROU asset.

The Company's current lease expired October 31, 2020 and the Company has not entered into a new lease requiring the recoding of any right of use assets or lease liabilities.

3. New Accounting Pronouncement

In June 2016, the FASB issued ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available for-sale debt securities.

3. New Accounting Pronouncement (continued)

For financial assets measured at amortized cost (e.g. cash and fees receivable), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash or fees receivable. The Company continually monitors these estimates over the life of the receivable.

This new CECL standard became effective on July 1, 2020, and the Company applied the modified retrospective method of adoption which resulted in no adjustment to member's equity as of the effective date.

4. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

5. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2021, the Company had net capital of $13,269, which was $8,269 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 279.03% at June 30, 2021.

6. Related Parties

The Company had entered into an expense sharing agreement (the "Agreement") with its sole member, Plus Ventures, LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective December 10, 2019, the Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance, and telephone fees. The Agreement provides for the Company to reimburse the Member monthly for its share of operating expenses. The Agreement is perpetual until changed by the parties.

Included in accounts payable and accrued expenses is $27,851 payable to the Member at June 30, 2021.

7. COVID-19

In March 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern." This pandemic has disrupted economic markets and the economic impact, duration, and spread of the COVID-19 virus remains uncertain at this time. This may have an effect on the Company's business, but it cannot be estimated at this time.

8. Subsequent Event

Events of the Company subsequent to June 30, 2021 have been evaluated through September 20, 2021 which is the date the financial statement was issued, for the purpose of identifying events that would require recording or disclosures in the financial statement as of the year ended June 30, 2021. No subsequent events were identified that require disclosure.